UNITED STATES

Securities and exchange commission

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)*

Under the Securities Exchange Act of 1934

SPAR Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

784933103

(CUSIP Number)

William H. Bartels

333 Westchester Avenue, South Building, Suite 203

White Plains, NY 10604

(914) 332-4100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 14, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784933103	Page 2 of 5

1	NAME OF REPORTING PERSON William H. Bartels, individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,731,565
	8	SHARED VOTING POWER 557,128
	9	SOLE DISPOSITIVE POWER 4,731,565
	10	SHARED DISPOSITIVE POWER 557,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,288,693
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 784933103	Page 3 of 5

SCHEDULE 13D/A

Item 1.	Security and Issuer

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the information set forth in the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on July 19, 1999 (the “Original Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of SPAR Group, Inc., a Delaware corporation (the “Company” or “SGRP”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 1, 2018 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 6, 2018 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 19, 2018 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 25, 2019 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed with the SEC on October 18, 2019 (“Amendment No. 5”), and Amendment No. 6 to the Original Schedule 13D filed with the SEC on March 1, 2021 (“Amendment No. 6”). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 is hereinafter referred to as the “Schedule 13D.” The address of the principal executive offices of the Company is 333 Westchester Avenue, South Building, Suite 204, White Plains, New York 10604. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

As of the date of this Amendment, the Reporting Person may be deemed to beneficially own, in the aggregate, 5,288,693 shares of the Common Stock of the Company, which represents approximately 24.9% of the outstanding Common Stock of the Company. The percentages in this Amendment are calculated based upon 21,256,266 outstanding shares of Common Stock as of April 16, 2021, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2021.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person has determined from time to time, to engage with the Company’s Board of Directors (the “Board”) and to take actions in his capacity as a significant stockholder to strengthen the Company’s corporate governance. Under the Company’s Amended and Restated By-Laws (the “By-Laws”), stockholders have the right to call special meetings of stockholders, to take action by written consent in lieu of a meeting and to propose business to be presented for a vote at the annual meeting of stockholders. SEC rules also permit stockholders to include proposals in a registrant’s annual meeting proxy statement when certain requirements enumerated in such rules are met. Previous actions taken by the Reporting Person as part of a group with Robert G. Brown, SP/R, Inc. and Innovative Global Technologies, LLC (the “Group”) are described in Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, and previous actions taken by the Reporting Person as part of the Group are described in Amendment No. 5 and Amendment No. 6.

CUSIP No. 784933103	Page 4 of 5

The Group has decided to disband because they are pleased with the current direction of the Company due to certain recent governance changes. Furthermore, the Reporting Person has no present intention to act together with any other person for any other purpose, including acquiring, holding or disposing of Common Stock. Accordingly, it is the belief of the Reporting Person that the Reporting Person is not a member of any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act, as amended. The Reporting Person may also acquire or dispose of Company securities in the ordinary course.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(c)	No transactions in the Common Stock of the Company have been effected by the Reporting Person in the past 60 days.
Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 10    None

CUSIP No. 784933103	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned, William H. Bartels, hereby certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: May 14, 2021

/s/ William H. Bartels
William H. Bartels